Securities and Exchange Commission

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month ended April 30, 2005

Olicom A/S

(Translation of registrant’s name into English)

Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Olicom A/S
Form 6-K

Item 1. Financial Information

     See attached financial information with respect to Olicom A/S (the “Company”) at and for the three months ended March 31, 2005, attached to the Press Release annexed hereto as Exhibit 99.1: Summary of Income — Olicom A/S (Parent Company); Summary of Balance Sheet — Olicom A/S (Parent Company); Summary of Income — The Group; and Summary of Balance Sheet — The Group. Such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company and the Group at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year. Such financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 2004 Group and Parent Company Financial Statements of the Company.

     See information with respect to actions taken at the Company’s Annual General Meeting of Shareholders held on April 28, 2005, as described in the Press Release annexed hereto as Exhibit 99.2.

     Except for historical information contained herein, the matters discussed in the attached Press Releases may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Item 2. Exhibits

Exhibit 99.1	Press Release issued by the Company on April 28, 2005, reporting results for the First Quarter 2005.

Exhibit 99.2	Press Release issued by the Company on April 28, 2005, regarding the Company’s Annual General Meeting of Shareholders.

Signatures

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S
Date: April 29, 2005	By:	/s/ Boje Rinhart
Boje Rinhart
Chief Executive Officer